NATIONAL INVESTMENT MANAGERS INC.
830 Third Avenue, 14th Floor
New York, New York 10022

August 4, 2005

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Washington, D.C. 20549-0303
Attention: Michael Clampitt
Division of Corporation Finance

Re:	National Investment Managers Inc.
Registration Statement on Form SB-2
File No. 333-124161
Withdrawal Application

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Exchange Act of 1933, as amended (the “Act”), the undersigned Registrant hereby requests that the Securities and Exchange Commission consent to the withdrawal of the above-referenced registration statement, Commission File No. 333-12461 (the “Registration Statement”). The Registration Statement was originally filed on April 19, 2005. The Registrant requests this withdrawal because the Registrant has elected not to pursue the registration of the securities proposed to be registered therein at this time.

The Registration Statement has not yet been declared effective, and no securities have been sold pursuant to the Registration Statement.

Pursuant to Rule 457(p) under the Act, please credit the filing fee for the Registration Statement to fees for subsequent registration statements.

Please be advised that the Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.

Securities and Exchange Commission
August 4, 2005

Please direct any questions to the undersigned at (212) 355-1547, or to our counsel, Adam Stein of Cohen Tauber Spievack & Wagner LLP, at (212) 381-8748.

Very truly yours,

NATIONAL INVESTMENT MANAGERS INC.

By:	/s/ Leonard A. Neuhaus
Leonard A. Neuhaus
Chief Financial Officer

cc: Adam Stein, Esq.